UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 24, 2004

NORTHERN CANADIAN MINERALS INC.

(FORMERLY AMERICAN NEVADA GOLD CORP.)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]  Yes    X        No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  000-50376

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Northern Canadian Minerals Inc.

(formerly American Nevada Gold Corp.)

(Registrant)

"Peeyush K. Varshney"

Date: August 24, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

Financial Statements of

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

For the six months ended June 30, 2004 and 2003

AMERICAN NEVADA GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Balance Sheets

June 30, 2004 and December 31, 2003

(Unaudited - prepared by management)

	June 30, 2004	December 31, 2003
	(unaudited)	(audited)
Assets

Current assets:
Cash	$ 900	$ 32,584
Goods and services taxes recoverable	3,471	2,122
Prepaid expenses	571	642
Due from related parties	-	10,170
	4,942	45,518

Equipment (note 3)	1,533	1,802

Interest in unproven mineral properties (note 4)	388,200	388,200
	$ 394,675	$ 435,520

Liabilities and Shareholders' Equity (Deficit)

Current liabilities:
Accounts payable and accrued liabilities	$ 4,434	$ 30,992
Due to related parties	52,222	-
	56,656	30,992

Shareholders' equity:
Share capital (note 5)	3,124,218	3,124,218
Contributed surplus (note 5(f))	49,030	46,398
Deficit	(2,835,229)	(2,766,088)
Nature of operations (note 1) Subsequent events (note 7)	338,019	404,528
	$ 394,675	$ 435,520

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Statements of Operations and Deficit

For the six months ended June 30, 2004 and 2003

(Unaudited - prepared by management)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Revenues:
Interest	$ 1	$ 658	$ 31	$ 1,239

Expenses:
Advertising, travel and promotion	167	1,425	792	4,272
Amortization	190	-	269	-
Bank charges and interest	67	257	165	834
Consulting	-	-	-	29,370
Management fees	15,000	15,000	30,000	30,000
Office, rent and administration	9,357	13,212	19,275	30,324
Professional fees	595	3,094	595	5,814
Regulatory and transfer agent	5,319	7,727	9,033	11,599
Stock-based compensation	-	(9,348)	2,632	15,725
Wages and benefits	2,246	11,454	6,411	21,593
	32,941	42,822	69,172	149,531
Loss for the period	32,940	42,163	69,141	148,292
Deficit, beginning of period, as previously reported	2,802,289	2,312,712	2,720,680	2,223,298
Adjustment to reflect change in accounting for employee stock options (note 2(h))	-	37,313	45,408	20,598
Deficit, beginning of period	2,802,289	2,350,025	2,766,088	2,243,896

Deficit, end of period	$ 2,835,229	$ 2,392,188	$ 2,835,229	$ 2,392,188
	(0.00)
Loss per share	$ 0.001	$ 0.002	$ 0.003	$ 0.006
Weighted average number of common shares	23,812,916	23,812,916	23,812,916	23,812,916

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Statements of Cash Flows

For the six months ended June 30, 2004 and 2003

(Unaudited - prepared by management)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Cash provided by (used in):

Operations:
Loss for the period	$ (32,940)	$ (42,164)	$ (69,141)	$ (148,292)
Items not involving cash
Amortization	190	-	269	-
Stock-based compensation (note 5(e))	-	(9,348)	2,632	15,725
Change in non-cash operating working capital:
Goods and services taxes recoverable	(1,275)	14,519	(1,348)	11,296
Prepaid expenses	1,555	2,579	71	(2,768)
Due from related parties	-	(2,522)	10,170	(2,522)
Accounts payable and accrued liabilities	(512)	(5,181)	(26,559)	(4,014)
	(32,982)	(42,117)	(83,906)	(130,575)

Financing:
Due to/from related parties	30,637	-	52,222	-
Increase (decrease) in cash	(2,345)	(42,117)	(31,684)	(130,575)
Cash, beginning of period	3,245	181,603	32,584	270,061
Cash, end of period	$ 900	$ 139,486	$ 900	$ 139,486

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 1

For the six months ended June 30, 2004 and 2003

 (In Canadian Dollars)

1.

Operations

During the year ended December 31, 2002, effective on October 29, 2002, the Company completed its reorganization and met Minimum Listing Requirements pursuant to the TSX Venture Exchange (the "Exchange") Policy 2.1. Effective at the opening, October 29, 2002, trading was reinstated in the securities of the Company and the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions.  The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

Significant accounting policies

(a)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  As a result, actual results could significantly differ from those estimates.

(b)

Fair value of financial instruments:

The carrying amounts of cash, goods and services tax recoverable, accounts payable and accrued liabilities and due to related parties approximate their fair value due to the short-term maturity of these instruments.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 2

For the six months ended June 30, 2004 and 2003

 (In Canadian Dollars)

2.

Significant accounting policies (continued)

(c)

Foreign currency translation:

Monetary items are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary items are translated at historical rates. Revenue and expense items are translated at rates prevailing on the transaction dates. Exchange gains and losses are included in operations.

(d)

Equipment:

Equipment is recorded at cost. The Company amortizes its computers over their estimated useful lives using the declining balance method as follows:

Computers              30% per annum

In the year of acquisition, only one-half of the normal amortization is recorded.

(e)

Interest in unproven mineral properties:

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, the Company evaluates the status of its options based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount. The Company has relied on a geological report carried out on these properties which concluded that these properties are of merit and recommended that additional exploration work be carried out.

The amounts shown for interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

Under Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581 and CICA Handbook section 3062 mining assets without established mineral reserves are required to be classified as intangible assets.  Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

Under CICA Handbook section 3061 and Emerging Issue Committee Abstract ("EIC") 126 mining enterprises that have not established mineral reserves are not precluded from considering exploration costs to have characteristics of property, plant and equipment.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 3

For the six months ended June 30, 2004 and 2003

 (In Canadian Dollars)

2.

Significant accounting policies (continued)

(e)

Option to earn an interest in unproven mineral properties (continued):

Therefore, the mining properties may initially be capitalized under CICA Handbook section 3061 property, plant and equipment.  Such assets would then be tested for impairment in accordance with the provisions of Impairment of long-lived Assets, CICA Handbook section 3063.

The Company has interpreted the adoption of CICA Handbook Section 1581 and 3062 in a manner that the Company has determined that it is not required to change its accounting for the cost of its mining assets and the exploration of these assets. There is no material difference to the financial statements of the Company for the years ended December 31, 2003 and 2002 and for the period ended June 30, 2004 under either of the above classifications.

Additional guidance may be provided that requires accounting for mining assets that differs from the Company's interpretation.

(f)

Share issuance costs:

The costs of issuing shares are applied to reduce the stated value of such shares.

(g)

Loss per share:

Loss per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the respective periods.  Fully diluted earnings per share, which assumes the exercise of all dilutive options and warrants, has not been presented as the impact of outstanding warrants would be anti-dilutive.

 (h)

Stock based compensation:

The Company has a stock-based compensation plan, which is described in note 5(e).  Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $20,598 for the year ended December 31, 2002, by $37,313 for the six months ended June 30, 2003 and by $45,408 for the year ended December 31, 2003, to

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 4

For the six months ended June 30, 2004 and 2003

 (In Canadian Dollars)

2.

Significant accounting policies (continued)

(h)

Stock based compensation (continued):

increase deficit by $45,408 as at December 31, 2003 (2002 -  $20,598), and to increase contributed surplus by $45,408 as at December 31, 2003 (2002 -  $20,598). In addition, the effect of the change on loss per share was immaterial.

(j)

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

3.

Equipment

June 30, 2004				December 31, 2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer	$ 2,120	$ 587	$ 1,533	$ 2,120	$ 318	$ 1,802

2.

Interest in unproven mineral properties

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

(a)

Consideration is composed of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30-day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During the year ended December 31, 2002, the Company paid Bonanza $107,500, as per the terms mentioned above.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 5

For the six months ended June 30, 2004 and 2003

 (In Canadian Dollars)

4.

Interest in unproven mineral properties (continued)

(b)

The Company will earn its 50% interest in the Properties over a period of three periods as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 and the issuance of 300,000 shares to Bonanza in the first period of the Option Agreement.

ii.

In the second period, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of 250,000 shares to Bonanza.

iii.

The Company will earn the remaining 25% interest in the Properties in the third period of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 shares to Bonanza.

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and thus increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

During the year-ended December 31, 2002, the Company issued 275,000 shares to an arm's length party, in consideration for his efforts in introducing the Company to ABG.

During the year-ended December 31, 2002, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza as per the terms mentioned in 4(b)i.

During the year ended December 31, 2003, $257,503 was expended on exploration activities including the $210,971 held as a deposit on exploration in the previous year.

During the year ended December 31, 2003, the Company has made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

A discussion and summary of mineral properties and deferred exploration expenditures is as follows:

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 6

For the six months ended June 30, 2004 and 2003

 (In Canadian Dollars)

4.

Interest in unproven mineral properties (continued)

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made.  In November 2003, a cash payment of US$150,000 was made and the final remaining cash payment of US$525,000 was deferred until November 2004. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.  During the year ended December 31, 2003, the Pamlico property was written down to a value of $100,000 to approximate its estimated recoverable amount.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

	Pamlico	Gold Bar	Total

Acquisition costs:
Balance, December 31, 2002 and 2003 and June 30, 2004	$ 71,750	$ 71,750	$ 143,500

Deferred exploration:
Balance, December 31, 2002	269,029	-	269,029
Additions during the period:
Claim maintenance	13,312	31,058	44,370
Drilling	13,619	175,537	189,156
Geological consulting	14,122	9,855	23,977
	381,832	288,200	670,032
Write down of acquisition and deferred exploration costs	(281,832)	-	(281,832)
Balance, December 31, 2003 and June 30, 2004	$ 100,000	$ 288,200	$ 388,200

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 7

For the six months ended June 30, 2004 and 2003

 (In Canadian Dollars)

5.

Share capital

(a)

 Authorized

100,000,000 common shares are authorized, with no par value.

(b)

Issued and outstanding:

	Number of Shares	Amount
Common shares as at December 31, 2002, 2003 and June 30, 2004	23,812,916	$3,124,218

(c)

Shares held in escrow:

As at June 30, 2004, the Company holds 5,811,213 (December 31, 2003 - 7,115,326) common shares in escrow subject to a three-year value security escrow agreement and a  six-year surplus security escrow agreement.

(d)

Warrants:

As at June 30, 2004, the Company has 13,180,241 (December 31, 2003 - 13,180,241) share purchase warrants outstanding enabling the holders to acquire one additional common share at an exercise price of $0.18 per common share expiring October 29, 2004.

(e)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.  A summary of the status of the options outstanding and exercisable follows:

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 8

For the six months ended June 30, 2004 and 2003

 (In Canadian Dollars)

5.

Share capital (continued)

(a)

Stock options (continued):

	Number of common shares	Weighted average
		exercise price

Balance, December 31, 2002	1,090,000	$0.10
Granted	450,000	0.11
Cancelled	(250,000)	(0.10)
Cancelled	(150,000)	(0.11)

Balance, December 31, 2003 and June 30, 2004	1,140,000	$0.10

The following table summarizes the stock options outstanding at June 30, 2004:

	Number outstanding at		Number exercisable at
Exercise price	June 30, 2004	Expiry date	June 30, 2004

$0.10	840,000	November 19, 2007	840,000
$0.11	300,000	February 4, 2008	300,000

	1,140,000		1,140,000

During the six months ended June 30, 2004, under the fair-value-based method, $2,632 (2003 - $15,725) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and employees.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Risk free interest rate	5%	5%
Expected dividend yield	0%	0%
Stock price volatility	80%	80%
Expected life of options	5 years	5 years

The weighted average fair value of options granted during the six months ended June 30, 2004 is $0.09 (2003 - $0.09).

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 9

For the six months ended June 30, 2004 and 2003

(In Canadian Dollars)

5.

Share capital (continued)

(f)

Contributed surplus:

	June 30,	December 31,
	2004	2003

Balance, beginning of period, as previously reported	$990	$990
Adjustment to reflect change in accounting for
Stock options (note 2(h))	45,408	20,598

Balance, beginning of period, restated	46,398	21,588
Stock compensation	2,632	24,810

Balance, end of period	$49,030	$46,398

6.         Related party transactions

During the six months ended June 30, 2004, the Company paid or accrued $30,000 for management fees and $6,000 for administrative fees to a company owned by directors of the Company.

During the six months ended June 30, 2004, the Company paid or accrued $9,861 for rent to a company having a director in common.

7.

Subsequent events

Subsequent to the quarter end, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share. Effective at the opening of August 6, 2004, the common shares and warrants of Northern Canadian Minerals Inc. commenced trading on the Exchange under the trading symbol "NCA" and "NCA.WT" respectively and the common shares and warrants of American Nevada Gold Corp. were delisted

Subsequent to the quarter end, the Exchange approved the Company's non-brokered private placement of up to 2,500,000 post-consolidated common units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one post-consolidated common share and one warrant. Each warrant will entitle the holder, on exercise, to purchase an additional post-consolidated common share of the Company at a price of $0.20 during the first year and at a price of $0.30 during the second year. A finder's fee will be payable on a portion of this private placement.

Subsequent to the quarter end, the Company granted 400,000 post-consolidated stock options, under the Company's stock option plan, to directors, officer and employees of the Company, exercisable for a period of five years, at an exercise price of $0.15 per post-consolidated share.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 10

For the six months ended June 30, 2004 and 2003

(In Canadian Dollars)

7.

Subsequent events (continued)

Subsequent to the quarter end, the Company re-priced its existing stock options to certain employees and directors to acquire 168,000 common shares at a price of $0.50 per share and 60,000 common shares at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008 respectively, to $0.15 per share.

The above transactions were all approved by the Exchange subsequent to the quarter end.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS				
NAME OF ISSUER American Nevada Gold Corp. (Formerly Mask Resources Inc.)		FOR QUARTER ENDED June 30, 2004		DATE OF REPORT YY/MM/DD 04/08/24
ISSUER'S ADDRESS Suite 1304 – 925 West Georgia Street, Cathedral Place				
CITY PROVINCE Vancouver, B.C.	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768		ISSUER TELEPHONE NO. (604) 684-2114
CONTACT PERSON Peeyush Varshney	CONTACT'S POSITION Director			CONTACT TELEPHONE NO. (604) 684-2114
CONTACT EMAIL ADDRESS info@americannevadagold.com	WEB SITE ADDRESS www.americannevadagold.com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Hari B. Varshney"	Hari B. Varshney	04/08/24
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peeyush K. Varshney"	Peeyush K. Varshney	04/08/24

(Electronic signatures should be entered in "quotations".)

Schedule B:  Supplementary Information

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Six months ended June 30, 2004

(Unaudited - Prepared by Management)

Section 1

Transactions with non-arms length parties during the current fiscal year-to-date:

a)

The Company paid or accrued $30,000 for management fees and $6,000 for administrative fees to a company controlled by directors of the Company.

b)

The Company paid or accrued $9,861 for rent to a company having a director in common.

Section 2

A.

Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
None

B.

Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Issue	Number of Shares	Exercise Price	Expiry Date
None

Section 3

A.

Authorized and issued share capital as at June 30, 2004:

Authorized share capital - 100,000,000 common shares without par value.

A total of 23,812,916 shares have been issued for a total of $3,124,218.

B.

Options, warrants and convertible securities outstanding as at June 30, 2004:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	840,000	$0.10	November 19, 2007
	300,000	$0.11	February 4, 2008

Schedule B:  Supplementary Information

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Six months ended June 30, 2004

(Unaudited - Prepared by Management)

Section 3 (continued)

B.

Options, warrants and convertible securities outstanding as at June 30, 2004 (continued):

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Share purchase warrants	10,895,862	$0.18	October 29, 2004

Agent's warrants	1,634,379	$0.18	October 29, 2004

Corporate finance fee units	650,000	$0.18	October 29, 2004

C.

Shares in escrow or subject to pooling as at June 30, 2004:

Common shares in escrow - 5,811,213

D.

List of directors and officers as at June 30, 2004:

Hari Varshney	Director and President
Peeyush Varshney	Director and Secretary
Aly Mawji	Director

AMERICAN NEVADA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended June 30, 2004

AMERICAN NEVADA GOLD CORP.

Management Discussion & Analysis

June 30, 2004

1.1

Date

This Management's Discussion and Analysis ("MD&A") of American Nevada Gold Corp. (the "Company") has been prepared by management as of August 25, 2004 and should be read in conjunction with the unaudited interim financial statements and related notes thereto of the Company for the six months ended June 30, 2004 and 2003 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2003 and 2002, which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company has been incorporated under the laws of British Columbia and is in the business of acquiring and exploring mineral resource properties.

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG" or "Bonanza"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent called for the parties to enter into a formal option agreement (the "Option Agreement") which allowed the Company to earn up to a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties") located in the state of Nevada.

Option Agreement

Pursuant to the Letter of Intent, the Company entered into the Option Agreement under which it was granted the sole and exclusive option (the "Option") to earn up to a 50% interest in the Properties. In order to be entitled to exercise the Option and earn up to the 50% interest, the Company had reimbursed Bonanza for $100,000 in previous expenditures.

During the year ended December 31, 2003, pursuant to the Option Agreement, the Company made an election to participate in the Properties on a 5% interest basis. Bonanza will retain a 95% interest in the Properties. A joint venture (the "Joint Venture") is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company's interest shall automatically be converted into a 3% Net Profits Interest Royalty.

The Properties

The Gold Bar project is located in Nevada and is centred on the Main Gold Bar Open Pit, which operated from 1987 to 1994.  The milling operation at that time produced 485,200 ounces of gold.  The target lies at a depth where the "feeder structures" are expected to pass through the Roberts Mountains Formation, an excellent host for high grade, large, Carlin-type deposits similar to Meikle and Deep Star.  Continued data processing is required to refine the target using 3-D software.

AMERICAN NEVADA GOLD CORP.

Management Discussion & Analysis

June 30, 2004

The Pamlico project is located in the Walker Lane gold trend in Nevada, and has received little modern exploration.  ABG's results to date are very encouraging, having identified numerous high-grade gold anomalies at surface, in the historic underground workings and in drilling.

With respect to the Pamlico project, as previously disclosed by ABG, in the Central Mine area nine channel samples from the B-Zero Adit returned values averaging 20 g/t gold with four of the samples having higher results (67g/t, 34 g/t, 31.5 g/t and 22.3 g/t gold). The gold-bearing vein strikes northerly and dips moderately to the east. It averages 0.6 metres in true thickness but locally exceeds 1 metre in thickness. Two additional nearby areas returned high gold values from vein sampling.  One area, 45 metres away, had gold values of 19.9 g/t and 6.2 g/t; the other, 180 metres distant, returned values of 60 g/t and 29.5 g/t gold.

In the Main Zone area, numerous adits and shafts indicate this was the primary historic mining centre, producing over 50,000 ounces of gold.  In the Main Zone, previous drilling targeted known productive veins approximately 90 metres down dip from the historic workings. Eight holes were drilled along a 230 metre, roughly linear, fence.  Three holes encountered narrow veins approximately 0.6 metres in true thickness, grading 42 g/t, 134 g/t and 700 g/t gold. The first intercept represents a previously unknown vein while the latter two intercepts appear to represent the down dip extension of the known productive veins that were stopped during historic mining.

During the year, the Company was notified by Bonanza that it had completed the drilling program at the Pamlico project in the Walker Lane Mineral Belt of Nevada and encountered favorable mineralization.

A total of eight holes were drilled, with a combined length of 1,608 feet (490 metres). Of this total 1,120 feet (341 metres) were drilled as reverse circulation and 488 feet (149 metres) were drilled as core through structural target zones. Five drill holes tested the Main Zone mineralization and three holes tested the Central Mine area.

Encouraging results of 55.5 grams per tonne (1.62 ounces of gold per ton) over 1 metre (3 feet) and 95.6 grams per tonne (2.79 ounces of gold per ton) over 0.3 metre (1 foot) were obtained. Given the early stage of the exploration drilling, these results are considered encouraging.  Four distinct mineralized structures were targeted and all four were encountered by the drilling, with two structures returning significant mineralization as described above.  Several intervals testing structures did not return high grade gold, but contain anomalous gold grades between 1.0 g/t gold and 0.5 g/t gold which suggests potential for these structures in other areas.

A total of 173 drill samples were sent for assay, and an additional 86 duplicate, standard and blank assays were performed.  The range of gold values reported from the drill samples varied from below detection levels to 95.6 g/t with an average of 1.02 g/t, and high grade samples were thoroughly checked.

Several undrilled high quality targets are present on the Pamlico property, and exploration efforts currently focus on refining drill targets in these areas and compilation of the new drill data and modeling to evaluate these targets and plan future drilling to explore new targets and follow up these results.

During the year ended December 31, 2003, the Company commenced exploration of the Gold Bar Property located in the Battle Mountain / Eureka mineral trend in central Nevada.

The Stage 1 Exploration Program at the Gold Bar Property consisted of continuing and completing the data entry and processing by ABG in the Gold Bar Main Pit area.  This data was entered and incorporated into 2-D and 3-D models and was combined with structural, geological and exploration and development drilling data.  The resulting model was used to guide the deep drilling required to test the deep Carlin-type deposit model.  Upon completion of the modelling, one reverse circulation drill hole was drilled to depth.

AMERICAN NEVADA GOLD CORP.

Management Discussion & Analysis

June 30, 2004

On August 27, 2003, the drill hole, BZGB-01, had been drilled to a depth of 4,200 feet by reverse circulation drilling and returned geochemically anomalous gold, silver and arsenic mineralization over much of its length.  A total of 2,020 feet throughout the hole is anomalous with respect to gold (averaging 20 ppb gold), which represents nearly half of the hole (48%).  A total of 1,835 feet throughout the hole is anomalous with respect to arsenic (averaging 42 ppm arsenic), which represents nearly half of the hole (44%).  A total of 660 feet throughout the hole (16% of the hole) is anomalous with respect to silver, averaging 288 ppb silver.

Gold, silver and arsenic are considered the most important indicator elements for gold for this target deposit type.  These broad, low level anomalies are very encouraging, and are thought to represent leakage of mineralizing hydrothermal fluids out from the target feeder fault system.

At the bottom of the hole a visible increase in fracturing and alteration was encountered in the Lone Mountain Dolomite indicating close proximity to the targeted Roberts Mountains Formation. At 4,200 feet the capacity of the reverse circulation drilling rig had been reached and a decision was made by Bonanza personnel to continue the drilling with a core drilling rig.  In the process of extracting the drill rods, a drilling contractor error caused 700 feet of drill steel to be lost, dropping to the bottom of the hole. The hole was otherwise intact to an approximate depth of 3,500 feet.

On March 11, 2004, the Company reported positive exploration results from its deep drilling program at the Gold Bar Property.

Drill hole BZGB-01 was drilled beneath the Gold Bar Open Pit which was mined by Atlas Corporation and its subsidiaries beginning in 1987 and continuing until the mine closed in 1994.  Atlas produced a total of 7,514,600 tons grading 0.074 opt gold, with recoveries averaging 87%, resulting in production of 485,000 ounces of gold, as previously announced.

Drill hole BZGB-01 was collared in the southern portion of the Gold Bar Open Pit, and was drilled with the following objectives:  to identify the depth to the Roberts Mountains Formation (the most favourable host rock for Carlin type gold deposits), to identify evidence of hydrothermal alteration in the Roberts Mountains Formation, and finally to locate gold mineralization within the Robert's Mountains Formation. The Company is pleased to report that all of these objectives have been achieved by the drilling program.

Drill hole BZGB-01 was re-entered in December 2003 with a core drill rig after drilling difficulties caused a delay (as previously announced on August 27, 2003).  The Roberts Mountains Formation was encountered in the core at a depth of 1,561 metres and a 132 metre interval of the favourable host rock was drilled before the hole was terminated at a total depth of 1,694 metres.  Substantial hydrothermal alteration in the form of jasperoid development, silicification, mobilised carbon and decalcification was noted in the Roberts Mountains Formation.

At the bottom of the hole, the following coincident geochemical anomalies were encountered: 47 metres grading 21 ppb gold, 37 metres grading 0.6 g/t silver, 44 metres grading 16 ppm arsenic, 43 metres grading 826 ppb mercury, 44 metres grading 84 ppm copper, and 44 metres grading 106 ppm zinc.  This coincident gold, silver and indicator element anomaly is contained in carbonaceous, decalcified and silicified limestone of the Roberts Mountains Formation.

Over the entire length of drill hole BZGB-01, numerous zones of geochemically anomalous gold and indicator elements were identified throughout the length of the drill hole.  Over the entire length of the drill hole, a total of 50% of its length is anomalous with respect to gold, averaging 18 ppb gold; 23% is anomalous with respect to arsenic, averaging 53 ppm; and 18% is anomalous with respect to antimony, averaging 6 ppm.

According to Brian Kirwin, President of Bonanza, the exploration implication is that the drill hole may be near a deep Carlin type gold deposit.  It is anticipated that the joint venture will follow this result up with additional drilling to test below this zone and nearby for higher gold grades.

AMERICAN NEVADA GOLD CORP.

Management Discussion & Analysis

June 30, 2004

History and Overview

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company's Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company's shares were listed for trading on the TSX Venture Exchange (then known as the Vancouver Stock Exchange). However trading in the Company's securities had been suspended from June 1, 1995 through October 28, 2002. On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company do not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

1.3

Selected Annual Information

Not applicable.

1.4

Results of Operations

During the six months ended June 30, 2004, the Company incurred a loss of $69,141 or $0.003 per share as compared to a loss of $148,292 or $0.006 loss per share during the six months ended June 30, 2003, a decrease in loss of $79,151. The decrease in loss was primarily due to decreases in advertising, travel and promotion by $3,480, consulting fees by $29,370, office, rent and administration by $11,049, professional fees by $5,219, stock-based compensation by $13,093 and wages and benefits by $15,182.

The Company did not incur any exploration expenses during the six months ended June 30, 2004.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Income (Loss)	Income (Loss) per share
June 30, 2004	$ 1	$ (32,940)	$ (0.00)
March 31, 2004	30	(36,201)	(0.00)
	$ 31	$ (69,141)	$ (0.00)

December 31, 2003	$ 133	$ (316,217)	$ (0.01)
September 30, 2003	334	(41,231)	(0.00)
June 30, 2003	658	(42,163)	(0.00)
March 31, 2003	581	(97,771)	(0.00)
	$ 1,706	$ (497,382)	$ (0.02)
December 31, 2002	$ 865	$ (196,688)	$ (0.01)
September 30, 2002	10	(44,384)	(0.04)
June 30, 2002	2	(24,749)	(0.02)
March 31, 2002	-	(9,141)	(0.01)
	$ 877	$ (274,962)	$ (0.05)

AMERICAN NEVADA GOLD CORP.

Management Discussion & Analysis

June 30, 2004

1.6/1.7

Liquidity and Capital Resources

The Company reported a working capital deficiency of $51,714 at June 30, 2004 compared to a working capital of $14,526 at December 31, 2003, representing a decrease in working capital by $66,240. As at June 30, 2004, the Company had net cash on hand of $900 compared to $32,584 at December 31, 2003.

Current asset excluding cash at June 30, 2004 consists of goods and services taxes recoverable of $3,471 and prepaid expenses of $571.

Current liabilities as at June 30, 2004 increased by $25,664 due to an increase in due to related parties.

Subsequent to the quarter end, the Company is in the process of completing a non-brokered private placement of up to 2,500,000 post-consolidated units at a price of $0.15 per unit for gross proceeds of $375,000.

1.1

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The period end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

(1)

Effective November 1, 2002, the Company entered into a Management Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company wholly-owned by Hari Varshney and Peeyush Varshney, directors and officers of the Company, pursuant to which the Company retained VCC to provide management services.  The VCC Agreement has an initial term of three years with compensation at the rate of $6,000 per month for management services. This agreement expires in December 2004.

During the six months ended June 30, 2004, the Company paid or accrued $30,000 for management fees and $6,000 for administrative fees to VCC pursuant to the VCC Agreement.

(2)

Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the period, the Company paid rent to Afrasia of $9,861.  Afrasia is an oil and gas exploration company.

(3)

As at June 30, 2004, the Company had advances payable of $11,000 from a company in which there is a  common director. The loan is non-interest bearing, unsecured and with fixed terms of repayment.

AMERICAN NEVADA GOLD CORP.

Management Discussion & Analysis

June 30, 2004

1.10           Fourth Quarter

During the fourth quarter, the shareholders of the Company approved at its annual general meeting the change of name of the Company from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and the consolidation of its share capital on the basis of five old shares to one new share.

Subsequent to the quarter end, the Company granted 400,000 post-consolidated stock options, under the Company's stock option plan, to directors, officer and employees of the Company, exercisable for a period of five years, at an exercise price of $0.15 per post-consolidated share.

Subsequent to the quarter end, the Company re-priced its existing stock options to certain employees and directors to acquire 168,000 common shares at a price of $0.50 per share and 60,000 common shares at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008 respectively, to $0.15 per share.

The above transactions were all approved by the TSX subsequent to the fourth quarter.

Subsequent to the quarter end, the common shares and warrants of Northern Canadian Minerals Inc. commenced trading on the TSX under the trading symbol "NCA" and "NCA.WT" respectively and the common shares and warrants of American Nevada Gold Corp. were delisted effective at the opening of August 6, 2004.

1.11            Proposed Transactions

The Company is in the process of completing a non-brokered private placement of up to 2,500,000 post-consolidated common units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one post-consolidated common share and one warrant. Each warrant will entitle the holder, on exercise, to purchase an additional post-consolidated common share of the Company at a price of $0.20 during the first year and at a price of $0.30 during the second year. A finder's fee will be payable on a portion of this private placement.

The private placement was approved by the TSX subsequent to the quarter-end.

1.12           Critical Accounting Estimates

Not applicable.

1.13           Changes in Accounting Policies including Initial Adoption

The Company has a stock-based compensation plan, which is described in note 5(e).  Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all

AMERICAN NEVADA GOLD CORP.

Management Discussion & Analysis

June 30, 2004

employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $20,598 for the year ended December 31, 2002, by $37,313 for the six months ended June 30, 2003 and by $45,408 for the year ended December 31, 2003, to increase deficit by $45,408 as at December 31, 2003 (2002 -  $20,598), and to increase contributed surplus by $45,408 as at December 31, 2003 (2002 -  $20,598). In addition, the effect of the change on loss per share was immaterial.

1.14        Financial Instruments and Other Instruments

The carrying value of cash, goods and services taxes recoverable, accounts payable and accrued liabilities and due to related parties approximates fair value because of the short-term maturity of these items.

1.15        Other Requirements

Additional disclosures pertaining to the Company's technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Peeyush K. Varshney"

Peeyush K. Varshney

Director

August 25, 2004